

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Yuantong Wang
President and Chief Executive Officer
Adaiah Distribution, Inc.
Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District, Guangzhou City, China

> **Re: Adaiah Distribution Inc.**
> **Form 8-K**
> **Filed August 20, 2020**
> **File No. 000-55369**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard I. Anslow